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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                 SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                          Connecticut Bancshares, Inc.
      ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)


                                    207540105
                        ---------------------------------
                                 (CUSIP Number)

                                December 31, 2000
                  --------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      /x/ Rule 13d-1 (b)
      /_/ Rule 13d-1 (c)
      /_/ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)
                              Page 1 of 5 pages

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--------------------------  -----------------------  ---------------------------

CUSIP NO. 207540105                    13G                 Page 2 of  5  Pages
--------------------------  ------------------------ ---------------------------

----    ------------------------------------------------------------------------

1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Savings Bank of Manchester Employee Stock Ownership Plan

----    ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) /_/
                                                        (b) /_/

----    ------------------------------------------------------------------------
3       SEC USE ONLY


----    ------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Federally chartered stock savings institution's employee stock benefit plan organized in Connecticut.

----------------   ----   ------------------------------------------------------

     NUMBER OF       5    SOLE VOTING POWER
       SHARES                   838,656
    BENEFICIALLY   ----   ------------------------------------------------------
      OWNED BY       6    SHARED VOTING POWER
        EACH                     59,904
     REPORTING     ----   ------------------------------------------------------
       PERSON        7    SOLE DISPOSITIVE POWER
        WITH                    898,560
                   ----   ------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                                   0
----    ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              898,560

----    ------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


----    ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              8.0% of 11,232,000 shares of Common Stock outstanding as of December 31, 2000.

----    ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*
              EP

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 5 pages

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                         THE SAVINGS BANK OF MANCHESTER
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                SCHEDULE  13G

Item 1(a)   Name of Issuer:
            Connecticut Bancshares, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            923 Main Street
            Manchester, Connecticut  06040

Item 2(a)   Name of Person Filing:
            The Savings Bank of Manchester Employee Stock Ownership Plan
            Trustee: Eastern Bank and Trust Company
                     217 Essex Street
                     Salem, Massachusetts 01970

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            923 Main Street
            Manchester, Connecticut 06040

Item 2(c)   Citizenship:   State chartered stock savings institution's
                           employee stock benefit plan organized in Connecticut.

Item 2(d)   Title of Class of Securities:  Common Stock, par value $0.01 per share

Item 2(e)   CUSIP Number:  207540105

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership. As of December 31, 2000, the reporting person beneficially owned 898,560 shares of the issuer. This number of shares represents 8.0% of the common stock, par value $0.01, of the issuer, based upon 11,232,000 shares of such common stock outstanding as of December 31, 2000. As of December 31, 2000, the reporting person has sole power to vote or to direct the vote of 838,656 of the shares and shares voting power over 59,904 shares. The reporting person has the sole power to dispose or direct the disposition of 898,560 shares of common stock.




                              Page 3 of 5 pages

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Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A




                              Page 4 of 5 pages

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 Item 10    Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 February 12, 2001
                  --------------------------------------------
                                     (Date)

                               /s/ Edward Gross
                  --------------------------------------------
                                   (Signature)

                                   Edward Gross
                    Eastern Bank and Trust Company, as Trustee
                  ----------------------------------------------
                                     (Title)








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